UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Dollar Tree, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

256746108

(CUSIP Number)

Paul C. Hilal

Mantle Ridge LP

712 Fifth Avenue, Suite 17F

New York, NY 10019

646-762-8540

With a copy to:

Richard M. Brand

Erica L. Hogan

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256746108	Page 2

1	NAME OF REPORTING PERSON Mantle Ridge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 13,640,904
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 13,640,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,640,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON PN

*

All percentage calculations set forth herein are based upon the aggregate of 217,871,937 shares of Common Stock outstanding as of November 27, 2023, as reported in Dollar Tree’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2023.

CUSIP No. 256746108	Page 3

1	NAME OF REPORTING PERSON MR Cobalt Advisor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 13,640,904
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 13,640,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,640,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON IA

*

All percentage calculations set forth herein are based upon the aggregate of 217,871,937 shares of Common Stock outstanding as of November 27, 2023, as reported in Dollar Tree’s Form 10-Q filed with the SEC on November 29, 2023.

CUSIP No. 256746108	Page 4

1	NAME OF REPORTING PERSON Paul C. Hilal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 13,640,904
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 13,640,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,641,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON IN

*

All percentage calculations set forth herein are based upon the aggregate of 217,871,937 shares of Common Stock outstanding as of November 27, 2023, as reported in Dollar Tree’s Form 10-Q filed with the SEC on November 29, 2023.

CUSIP No. 256746108	Page 5

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on November 12, 2021 (as amended and supplemented by that certain Amendment No. 1 filed by the Reporting Persons with the SEC on December 10, 2021, by that certain Amendment No. 2 filed by the Reporting Persons with the SEC on January 18, 2022 and by that certain Amendment No. 3 filed by the Reporting Persons with the SEC on March 8, 2022, the “Initial 13D”), relating to their beneficial ownership in Dollar Tree, Inc. (the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed to them in the Initial 13D.

The information set forth in response to each separate item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and supplemented by the addition of the following:

On December 19, 2023, the Mantle Ridge Funds adjusted some of their option positions (“Option Restructuring”), and on December 20, 2023, the Mantle Ridge Funds purchased additional shares of Common Stock (“Share Purchases”).

(a) Option Restructuring: The adjustments to the option positions served to extend the term and increase the strike price of the adjusted options. These options were set to expire in April and May of 2024. This extension increased Mantle Ridge’s notional exposure to, and beneficial ownership of, the Company’s shares of Common Stock by 0.6% from 5.7% to 6.3%.

(b) Share Purchases: The Mantle Ridge Funds received additional contributions from some of its investors. The Share Purchases reflected the application of those funds to purchases of Common Stock. The purchases therefore also served to increase Mantle Ridge’s beneficial ownership of shares of Common Stock.

After giving effect to these adjustments and purchases, Mantle Ridge and MR Cobalt Advisor each beneficially owns an aggregate of 13,640,904 shares of Common Stock (including shares underlying PSF-Option Agreements), and Mr. Hilal beneficially owns an aggregate of 13,641,004 shares of Common Stock (including shares underlying PSF-Option Agreements). These shares represent approximately 6.3% of the outstanding shares of Common Stock as of November 27, 2023, based on the disclosure set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 29, 2023.

The Mantle Ridge Funds have additional economic exposure to 9,655,604 notional shares underlying Cash Settled Forward Agreements and CSF-Option Agreements, bringing Mantle Ridge’s and MR Cobalt Advisor’s total economic exposure to 23,296,508 shares of Common Stock and Mr. Hilal’s total economic exposure to 23,296,608 shares of Common Stock, representing approximately 10.7% of the outstanding shares of Common Stock as of November 27, 2023, based on the disclosure set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 29, 2023. This represents an increase of 0.8% from the last reported total economic exposure of 9.8%.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

The funds for the purchases of shares of Common Stock described in Exhibit 99.10 hereto came from additional investments made by investors in the Mantle Ridge Funds for the purpose of increasing their exposure to the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by the addition of the following:

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c) All transactions in Common Stock and PSF-Option Agreements effected during the past sixty days on behalf of the Mantle Ridge Funds over which the Reporting Persons have investment discretion are set forth on Exhibit 99.10 hereto and that information is incorporated by reference herein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

On December 19, 2023, the Mantle Ridge Funds adjusted some of their option positions. These adjustments served to extend the term and increase the strike price of the adjusted options, and to increase Mantle Ridge’s notional exposure to, and beneficial ownership of, the Company’s shares of Common Stock. After giving effect to these adjustments, their option positions are as follows:

(i) a PSF-Option Agreement covering 900,360 shares of Common Stock with a strike price of $98.00 and a maturity date of July 18, 2025;

(ii) a PSF-Option Agreement covering 636,151 shares of Common Stock with a strike price of $81.00 and a maturity date of July 18, 2025;

(iii) a CSF-Option Agreement covering 2,501,339 shares of Common Stock with a strike price of $98.00 and a maturity date of July 18, 2025; and

CUSIP No. 256746108	Page 6

(iv) a CSF-Option Agreement covering 6,231,104 shares of Common Stock with a strike price of $81.00 and a maturity date of July 18, 2025.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1*	Joint Filing Agreement among Mantle Ridge LP, MR Cobalt Advisor LLC and Paul C. Hilal.

Exhibit 99.2*	Trading Data.

Exhibit 99.3*	Form of Cash or Physically Settled Forward Purchase Contract.

Exhibit 99.4*	Form of Option into Cash Settled Forward Contract.

Exhibit 99.5*	Form of Option into Cash and Physically Settled Forward Contract.

Exhibit 99.6*	Form of First Amended and Restated Exempted Limited Partnership Agreement.

Exhibit 99.7*	Form of Side Letter.

Exhibit 99.8*	Participant Information.

Exhibit 99.9*	Stewardship Framework Agreement between MR Cobalt Advisor LLC and the Issuer, dated March 8, 2022.

Exhibit 99.10	Trading Data.

*	Previously filed.

CUSIP No. 256746108	Page 7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2023

MR COBALT ADVISOR LLC

By: Mantle Ridge LP, its sole member
By: Mantle Ridge GP LLC, its general partner
By: PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

MANTLE RIDGE LP

By: Mantle Ridge GP LLC, its general partner
By: PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

/s/ Paul C. Hilal
Paul C. Hilal

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1*	Joint Filing Agreement among Mantle Ridge LP, MR Cobalt Advisor LLC and Paul C. Hilal.

Exhibit 99.2*	Trading Data.

Exhibit 99.3*	Form of Cash or Physically Settled Forward Purchase Contract.

Exhibit 99.4*	Form of Option into Cash Settled Forward Contract.

Exhibit 99.5*	Form of Option into Cash and Physically Settled Forward Contract.

Exhibit 99.6*	Form of First Amended and Restated Exempted Limited Partnership Agreement.

Exhibit 99.7*	Form of Side Letter.

Exhibit 99.8*	Participant Information.

Exhibit 99.9*	Stewardship Framework Agreement between MR Cobalt Advisor LLC and the Issuer, dated March 8, 2022.

Exhibit 99.10	Trading Data.

*	Previously filed.